EXHIBIT 21.1

Subsidiaries

Subsidiaries	Jurisdiction
Perficient, Inc.	Delaware
Perficient Canada Corp.	Province of Ontario, Canada
Perficient E-Tech, LLC	Delaware
BoldTech International LLC	Colorado
Perficient China, Ltd.	People’s Republic of China
ePairs India Private Limited	India